

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

January 10, 2008

<u>via U.S. Mail</u>
Mr. Timothy G. Barritt
Principal Executive Officer
Big Cat Energy Corp.
Sterling Oil & Gas Company
201 W. Lakeway, Suite 100
Gillette, Wyoming
82718


Re: **Big Cat Energy Corporation**
      Information Statement on Schedule 14C
      File No. 0-49870
      Filed December 7, 2007

      Sterling Oil & Gas Company
      Registration Statement on Form 10SB
      File No. 0-52959
      Filed December 7, 2007


Dear Mr. Barritt:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where comments on a section or in the filing related to Big Cat Energy Corporation also relate to disclosure in another section or in the filings made by Sterling Oil & Gas Company, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2. Please update the financial statements included in the respective filings of Big Cat Energy Corporation and Sterling Oil & Gas Company, including updated pro forma information as may be applicable, pursuant to Rule 310(g) of Regulation S-B.

Schedule 14C

3. Indicate the rate at which you will distribute the shares of Sterling – i.e. the number of shares each Big Cat shareholder will receive for each share they hold of Big Cat. In this regard, we direct you to a news article dated November 14, 2007 in which Big Cat Energy Corporation announced a dividend of one share of Sterling Oil & Gas Company in the ratio of one share of Sterling stock for every three shares of Big Cat Energy common stock held by the shareholder. Please confirm the dividend distribution ratio contemplated in the spin off and whether you are in compliance with requirements of a pro rata distribution of shares as contemplated in Staff Legal Bulletin No. 4. If the distribution will be other than one-to-one, indicate how you will deal with fractional interests.

4. Please provide the information required by Item 3 of Schedule 14C.

5. Please file a signed version of the information statement.

Business Purposes for the Distribution, page 2

6. We refer you to disclosure regarding the business purpose of the spin-off. Please elaborate on the "conflicts of interest" that you reference and how the separation of the two business lines will avoid the conflicts of interests you reference in your disclosure.

Vote Obtained, page 2

7. It appears that officers, directors and greater than 5% owners accounted for only 45.3% of shares outstanding and proxies solicited. We direct you to Rule 14a-2 of Regulation 14A and the definition of "solicitation". Based on the information provided regarding the total number or persons solicited and from whom proxies were obtained, it does not appear that you are eligible to make use of Schedule 14C. Please provide a detailed analysis of your eligibility to use Schedule 14C as opposed to Schedule 14A. We may have further comment.

Form 10

1.   We remind you that the Form 10 registration statement will become automatically effective 60 days from the date of the first filing. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

2.   Please file all material exhibits in your next amendment to the registration statements on Form 10 and Form SB-2. For example, in the form SB-2, you provide a list of exhibits but have not filed them on EDGAR or provided a cross reference to the filings in which they appear. In addition, ensure that you are consistent with respect to the filing of material exhibits. You have filed the Subscription Agreement with the Form 10 but have not done so with the Form SB-2. Please revise your exhibit filings accordingly. In addition, please file any agreement relating to the initial transfer of leasehold interests from Big Cat Energy Corporation to the company in connection with the company's initial capitalization.

Item 1. Business

3.   We refer you to Item 101(a)(2) of Regulation S-K. Please provide the description of your plan of operations for the remainder of your fiscal year and the first six months of the subsequent fiscal year.

4.   A significant portion of your disclosure in this section focuses on regulations applicable to companies that are in the production and marketing phase of operations. Given your stage of operations, please revise to succinctly summarize how the regulations described are applicable to you. Please clarify throughout this discussion that you have not yet begun to produce oil or gas.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551-3683 with any questions on the accounting comments. You may contact Mellissa Campbell Duru at (202) 551-3757 or, in her absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
        Scott Jenkins, Esq.
        (801) 596-1508